UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                              Majesco Holdings Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    784495103
                                 (CUSIP Number)

                                 April 13, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             4,880,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             4,880,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,880,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.7%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Long Short International, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             230,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             230,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             230,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,120,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,120,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,120,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.6%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Partners 100, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             170,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             170,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             170,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.2%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Investors, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             600,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             600,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             600,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.7%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             8,000,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             9,807,900

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,807,900

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             10.8%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             8,000,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             9,807,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,807,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             10.8%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             8,000,000

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             9,807,900

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,807,900

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             10.8%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

     Majesco Holdings Inc. (f/k/a ConnectivCorp) (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     160 Raritan Center Parkway
     Edison, New Jersey  08837

ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Long Short International, Ltd. ("Corsair International"), Corsair Select, L.P. ("Corsair Select"), Corsair Capital Partners 100, L.P. ("Corsair 100"), Corsair Capital Investors, Ltd. ("Corsair Investors"), Corsair Capital Management, L.L.C. ("Corsair Management"), Jay R. Petschek ("Mr. Petschek") and Steven Major ("Mr. Major" and collectively, the "Reporting Persons"). Corsair Management is the investment manager of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors and the manager of other separate accounts. Mssrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business address for each of Corsair Capital, Corsair Select, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

     The principal business address for each of Corsair International and Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

     Each of Corsair Capital, Corsair Select and Corsair 100 is a limited partnership formed under the laws of the State of Delaware.

     Corsair Management is a limited liability company formed under the laws of the State of Delaware.

     Each of Corsair International and Corsair Investors is an exempted company formed under the laws of the Cayman Islands, British West Indies.

     Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.001 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     784495103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
        13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

               Corsair Capital beneficially owns 4,880,000 shares of Common Stock consisting of (i) 244 shares of the Issuer's 7% convertible preferred stock ("Preferred Stock") convertible into 2,440,000 shares of Common Stock, and (ii) warrants exercisable for 2,440,000 shares of Common Stock.

               Corsair International beneficially owns 230,000 shares of Common Stock consisting of (i) 11.5 shares of the Preferred Stock convertible into 115,000 shares of Common Stock, and (ii) warrants exercisable for 115,000 shares of Common Stock.

               Corsair Select beneficially owns 2,120,000 shares of Common Stock consisting of (i) 106 shares of the Preferred Stock convertible into 1,060,000 shares of Common Stock, and (ii) warrants exercisable for 1,060,000 shares of Common Stock.

               Corsair 100 beneficially owns 170,000 shares of Common Stock consisting of (i) 8.5 shares of the Preferred Stock convertible into 85,000 shares of Common Stock, and (ii) warrants exercisable for 85,000 shares of Common Stock.

               Corsair  Investors  beneficially  owns  600,000  shares of Common
               Stock consisting of (i) 30 shares of the Preferred Stock convertible into 300,000 shares of Common Stock, and (ii) warrants exercisable for 300,000 shares of Common Stock.

               Corsair Management, as the investment manager of each of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors is deemed to beneficially own the 8,000,000 shares of Common Stock beneficially owned by them and an additional 1,807,900 shares of Common Stock held in separate accounts managed by it (consisting of (i) 7,900 shares of Common Stock, (ii) 90 shares of Preferred Stock convertible into 900,000 shares of Common Stock), and (iii) warrants exercisable for 900,000 shares of Common Stock).

               Mr. Petschek, as a controlling person of Corsair Management, is deemed to beneficially own the 9,807,900 shares of Common Stock beneficially owned by Corsair Management.

               Mr. Major is a controlling person of Corsair Management and is deemed to beneficially own the 9,807,900 shares of Common Stock beneficially owned by Corsair Management.

               Collectively, the Reporting Persons beneficially own 9,807,900 shares of Common Stock.

        (b)    Percent of Class:

               Corsair Capital's beneficial ownership of 4,880,000 shares of Common Stock represents 5.7% of all the outstanding shares of Common Stock.

               Corsair International's beneficial ownership of 230,000 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

               Corsair Select's beneficial ownership of 2,120,000 shares of Common Stock represents 2.6% of all the outstanding shares of Common Stock.

               Corsair 100's beneficial ownership of 170,000 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

               Corsair Investors' beneficial ownership of 600,000 shares of Common Stock represents 0.7% of all the outstanding shares of Common Stock.

               Corsair Management's beneficial ownership of 9,807,900 shares of Common Stock represents 10.8% of all the outstanding shares of Common Stock.

               The 9,807,900 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 10.8% of all the outstanding shares of Common Stock.

               The 9,807,900 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 10.8% of all the outstanding shares of Common Stock.

               Collectively, the Reporting Persons beneficially own 9,807,900 shares of Common Stock representing 10.8% of all the outstanding shares of Common Stock.

        (c)    Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote

                    Not applicable.

              (ii) Shared power to vote or to direct the vote of shares of Common Stock:

                    Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 4,880,000 shares of Common Stock.

                    Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 230,000 shares of Common Stock.

                    Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 2,120,000 shares of Common Stock.

                    Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 170,000 shares of Common Stock.

                    Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 600,000 shares of Common Stock.

              (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                    Not applicable.

              (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                    Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 4,880,000 shares of Common Stock.

                    Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 230,000 shares of Common Stock.

                    Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 2,120,000 shares of Common Stock.

                    Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 170,000 shares of Common Stock.

                    Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 600,000 shares of Common Stock.

                    Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 1,807,900 shares of Common Stock held in separate accounts managed by Corsair Management.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  May 5, 2004     CORSAIR CAPITAL PARTNERS, L.P.
                            By:  Corsair Capital Advisors, L.L.C.,
                                 General Partner

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member

                            CORSAIR LONG SHORT INTERNATIONAL, LTD.
                            By:  Corsair Capital Management, L.L.C.,
                                 Director

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member


                            CORSAIR SELECT, L.P.
                            By:  Corsair Select Advisors, L.L.C.,
                                 General Partner

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member



                            CORSAIR CAPITAL INVESTORS, LTD.
                            By:  Corsair Capital Management, L.L.C.,
                                 Director

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member


                            CORSAIR CAPITAL PARTNERS 100, L.P.
                            By:  Corsair Capital Advisors, L.L.C.,
                                 General Partner

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member

                            CORSAIR CAPITAL MANAGEMENT, L.L.C.

                            By: /s/ Steven Major
                                ---------------------------------
                                    Steven Major, Managing Member


                            /s/ Jay R. Petschek
                            -------------------
                                Jay R. Petschek

                            /s/ Steven Major
                            ----------------
                                Steven Major

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Majesco Holdings Inc. (f/k/a ConnectivCorp) dated as of May 5, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 5, 2004     CORSAIR CAPITAL PARTNERS, L.P.
                            By:  Corsair Capital Advisors, L.L.C.,
                                 General Partner

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member

                            CORSAIR LONG SHORT INTERNATIONAL, LTD.
                            By:  Corsair Capital Management, L.L.C.,
                                 Director

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member


                            CORSAIR SELECT, L.P.
                            By:  Corsair Select Advisors, L.L.C.,
                                 General Partner

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member



                            CORSAIR CAPITAL INVESTORS, LTD.
                            By:  Corsair Capital Management, L.L.C.,
                                 Director

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member


                            CORSAIR CAPITAL PARTNERS 100, L.P.
                            By:  Corsair Capital Advisors, L.L.C.,
                                 General Partner

                                 By: /s/ Steven Major
                                     ---------------------------------
                                         Steven Major, Managing Member

                            CORSAIR CAPITAL MANAGEMENT, L.L.C.

                            By: /s/ Steven Major
                                ---------------------------------
                                    Steven Major, Managing Member


                            /s/ Jay R. Petschek
                            -------------------
                                Jay R. Petschek

                            /s/ Steven Major
                            ----------------
                                Steven Major

                                    EXHIBIT B


     Except with respect to shares of Common Stock held in separate accounts managed by Corsair Capital Management, L.L.C., the members of the group are:

     Corsair Capital Partners, L.P.

     Corsair Long Short International, Ltd.

     Corsair Select, L.P.

     Corsair Capital Partners 100, L.P.

     Corsair Capital Investors, Ltd.

     Corsair Capital Management, L.L.C.

     Jay R. Petschek

     Steven Major